Exhibit E

FIRST AMENDMENT TO ADMINISTRATIVE AGREEMENT

This First Amendment (“Amendment”) dated as of June 2, 2016 (the “Effective Date”) is made to the Administrative Agreement dated June 1, 2016 (the “Agreement”) between RUSSELL INVESTMENT COMPANY, a Massachusetts business trust hereinafter called the “Trust,” and RUSSELL FUND SERVICES COMPANY, a Washington Corporation hereinafter called the “Administrator.”

WHEREAS, on the Effective Date, the Administrator converted its legal organization from a Washington corporation to a Washington limited liability company and changed its name to “Russell Investments Fund Services, LLC” (the “Conversion”);

WHEREAS, the Conversion does not result in an “assignment” of the Agreement under the Investment Company Act of 1940, as amended; and

WHEREAS, the Trust and the Administrator desire to amend the Agreement to reflect the Conversion;

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the parties hereby agree to amend the Agreement, pursuant to the terms thereof, as follows:

1.	All references in the Agreement to “Russell Fund Services Company” are changed to “Russell Investments Fund Services, LLC.” All references in the Agreement to the Administrator’s legal organization as a “Washington Corporation” are changed to a “Washington Limited Liability Company.”

2.	Except as expressly amended by this Amendment, the provisions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to the Administrative Agreement to be executed in its name and behalf by its duly authorized representative as of the date first written above.

RUSSELL INVESTMENT COMPANY		RUSSELL INVESTMENTS FUND SERVICES, LLC

By:	/s/ Mark Swanson	By:	/s/ Sandra Cavanaugh
Name:	Mark Swanson	Name:	Sandra Cavanaugh
Title:	Treasurer	Title:	President and Chief Executive Officer

Amendment No. 1 – RIC Administrative Agreement